QUARTERLY REPORT

Incorporated as part of:	X	Schedule A Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	WSI INTERACTIVE CORPORATION
ISSUER ADDRESS	200 - 1200 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6E 2S9
ISSUER TELEPHONE NUMBER	(604) 681-4911
CONTACT PERSON	THEO SANIDAS
CONTACT'S POSITION	PRESIDENT
CONTACT TELEPHONE NUMBER	(604) 681-4911
FOR QUARTER ENDED	SEPTEMBER 30, 2000
DATE OF REPORT	NOVEMBER 17, 2000

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"THEO SANIDAS"		00/11/20

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

"MARCUS NEW"		00/11/20

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

WSI INTERACTIVE CORPORATION
Quarterly Report to September 30, 2000
SCHEDULE A: FINANCIAL INFORMATION

BALANCE SHEETS
(Prepared by Management - Unaudited)

	2000	1999

ASSETS
Current Assets
Cash	$367,503	$717,237
Accounts Receivable	1,757,143	1,247,366
Loans	386,325	--
Prepaids	187,229	47,215

	2,698,200	2,011,818

Capital Assets	2,443,033	300,715
Investments	1,546,227	--
Deferred Development Costs	1,039,407	--

	$7,726,867	$2,312,533

LIABILITIES
Current Liabilities
Accounts Payable	$1,212,765	$555,033
Current portion of obligation under capital lease	18,422	--

	1,231,187	555,033

Obligation under capital lease	50,156	--
Shareholder Loan	--	48,735

	1,281,343	603,768

SHAREHOLDERS' EQUITY
Share Capital	32,249,070	24,776,117
Deficit	(25,803,546)	(23,067,352)

	6,445,524	1,708,765

	$7,726,867	$2,312,533

	0	--

APPROVED ON BEHALF OF BOARD:
"Theo Sanidas"

Director

"Marcus New"

Director

WSI INTERACTIVE CORPORATION
Quarterly Report to September 30, 2000

STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)

	2000	1999

REVENUE	$639,913	$814,493
EXPENSES
Direct costs	603,996	470,017
General and administrative	953,202	556,907
Amortization of capital assets	251,482	30,926

	1,808,680	1,057,850

NET LOSS	(1,168,768)	(243,357)

Deficit, beginning of period	(24,634,778)	(22,823,995)

DEFICIT, end of period	$(25,803,546)	$(23,067,352)

LOSS PER SHARE	(0.29)	$(0.01)

WSI INTERACTIVE CORPORATION
Quarterly Report to September 30, 2000

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)

	2000	1999
OPERATIONS
Net income (Loss)	(1,168,768)	(243,357)
Non-cash adjustments
Depreciation	251,482	30,926

	(917,286)	(212,431)

Change in
Accounts receivable	607,795	(946,834)
Prepaids and deposits	10,844	(8,741)
Accounts payable	(433,989)	273,648

	(732,635)	(894,358)

INVESTING
Purchase of capital assets	(176,663)	(83,129)
Increase in loans	(36,325)	--
Purchase of investments	(38,953)	--
Increase in development costs	(131,036)	--

	(382,977)	(83,129)

FINANCING
Issuance of share capital	169,422	--
Increase (reduction) in shareholder loan	--	(12,100)

	169,422	(12,100)

Increase (decrease) in cash	(946,191)	(989,587)

Cash, beginning of period	1,313,693	1,706,824

CASH AND CASH EQUIVALENTS, end of period	367,502	717,237